CAMBRIDGE INTERNATIONAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED 2015

Note 1 -   **Nature of Business**

Cambridge International Partners LLC (the "Company"), a Delaware limited liability corporation, was formed to succeed, as of January 1, 2014, to all the assets and liabilities of Cambridge International Partners, Inc. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns consulting and advisory fees from investment banking services, providing merger and acquisition, financial advisory and general corporate consulting services to companies.

On January 1, 2014, all of the assets and liabilities of Cambridge International Partners, Inc. (the "Predecessor") were transferred to Cambridge International Partners LLC, and the Predecessor was dissolved.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*

The Company recognizes revenue from success fees upon completion of the transactions and advisory fees over the life of the underlying agreement at the time work is performed and services are rendered.

b)   *Income Taxes*

The Company does not pay federal or state corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective share of the Company's taxable income. The Company does pay New York City unincorporated business tax.

c)   *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Equipment*

Equipment is carried at cost and is depreciated on a straight line basis over its useful life of 5-7 years.

e)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f)   *Subsequent Events*

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 8, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company's liability to the plan for the year ended December 31, 2015, was $117,646.

Note 4 -   **Property, Equipment and Leasehold Improvements**

Major classifications of property and equipment, as of December 31, 2015, are summarized as follows:

Furniture and equipment	$ 30,135
	30,135
Less: Accumulated depreciation	(8,543)
	21,592
Artwork carried at cost, and, not depreciated	8,660
	$ 30,252

Note 5 -   **Distributions Payable**

Accounts payable and accrued expenses include $104,000 of distributions payable. These distributions to Members were approved by the Board on December 31, 2015 and paid to Members on January 19, 2016.

Note 6 -   **Commitments and Contingencies**

The Company leases office space pursuant to a lease agreement expiring February 28, 2020. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

Year	Amount
2016	$132,900
2017	$132,900
2018	$132,900
2019	$132,900
2020	$ 44,300

Note 7 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had net capital of $201,267 which was $174,196 in excess of its required net capital of $27,071. The Company's net capital ratio was 201.8%.

Note 8 -   **Members' Equity**

The Company has two classes of members' equity, Capital Interests and Profits Interests. Net profits or losses are allocated among the members in accordance with their respective participating percentages. The amount of any gain or loss realized in connection with the sale of all or substantially all of the business shall be allocated and distributed among the members in accordance with their respective Participating Percentages provided, however, that a Profits Interest member shall not be allocated any portion of the sale proceeds attributable to fair market value of the Company's business as of the date of that member's admission as a member of the Company.

A copy of the Firm's Statement of Financial Condition as of December 31, 2015, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.